NANOX

Investor Day

December 2023

Disclaimer

Disclaimers

This presentation has been prepared by NANO-X IMAGING LTD ("Nanox" or the "Company") and includes market data and other information from sources believed by the Company to be reliable. For example, industry and market data, including Nanox's own research, and surveys or industry publications and surveys as well as public information about Nanox's customers and discussion with them. Some data are also based on Nanox's good-faith estimates, which are derived from Nanox's review of internal sources as well as the other sources described above. Although Nanox believes these sources are reliable, Nanox has not independently verified the information is accurate and complete. As a result, you should be aware that market share, ranking and other similar data set forth in this presentation, and estimates and beliefs based on such data may not be reliable.

Market and Industry Data and Customer Information

Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by Nanox or any director, employee, agent, or adviser of the Company. This presentation does not purport to be all inclusive or to contain all of the information about the Company. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy the Company's securities, nor shall there be any sale of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any estimates contained in this presentation as to events that may occur in the future (including forward looking statements) are based upon assumptions believed by the Company to be reasonable at the time made.

Forward-Looking Information Statement

Statements contained in this presentation concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact are "forward-looking statements." These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "target," "project," "forecast," seek," "will," "may," "should," "could," "would" or similar expressions. Although Nanox believes that the expectations and assumptions reflected in these statements are reasonable, these expectations or forecasts of future performance may not prove to be correct. Forward-looking statements are subject to many risks and uncertainties, and actual results may differ materially from the results discussed in forward-looking statements. The following are among the important factors that could cause actual results to differ materially from the forward-looking statements: risks related to (i) Nanox's ability to continue to develop of the Nanox imaging system; (ii) Nanox's ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox's expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox's ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox's ability to enter and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed business model;(vii) Nanox's expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox's ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the war in Israel; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things

Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. Other risks and uncertainties of which Nanox is not currently aware may also affect these forward-looking statements. The reader should not place undue reliance on any forward-looking statements included in this presentation. These statements speak only as of the date made and Nanox is under no obligation and disavows any obligation to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation.

These risks and uncertainties are described more fully under the caption" Risk Factors" in the Company's filings with the Securities and Exchange Commission.

On the agenda

Speaker	Topic
Erez Meltzer Chief Executive Officer and Board Member	Opening remarks
Erez Meltzer Chief Executive Officer and Board Member	U.S. go - to - market
Ofir Koren General Manager, ARC division	Global Commercialization Regulatory pathway
Dr. Orit Wimpfheimer Chief Medical Officer	Clinical benefits of the Nanox.ARC Nanox.AI
Erez Meltzer Chief Executive Officer and Board Member	Innovation
Jim Dara General Manager Source & Services & Head of Nanox USA	Source and services OEM
Ran Daniel Chief Financial Officer	Financial Highlights
Erez Meltzer Chief Executive Officer and Board Member	Closing Remarks
	Q&A Session

Erez Meltzer
Chief Executive Officer

Opening Remarks

NANOX

The Nanox Impact


Patient Centric
Innovation
I M P A C T
Technology
Maximizing Efficiency
Advocacy
Commercial Acceleration

The N Culture

Resilience

Agility & Flexibility

Winning Spirit

Dedication



Passion

Creativity

Values

Innovation in medical technology, and AI is crucial for achieving global health equity


Population Health
Robodiologist
Nanox.ARC
Nanox.CONNECT
Nanox.SOURCE

Erez Meltzer
Chief Executive Officer

U.S. Go-to-Market

NANOX

Nanox.ARC


NANOX

FDA
CLEARED

CE
PENDING

FDA Clearance April 2023

FIRST U.S. DEMO CENTER


NANOX
U.S. Go-to-Market
Nanox Investor Day
10
FIRST U.S. DEMO CENTER
Nanox.ARC
Ecosystem
00:17.28

U.S. Deployment and Strategy



Demonstration center for the Nanox.ARC, which will provide potential buyers with a live demonstration of the technology, and a clinical site that can raise awareness of the Nanox.ARC among key opinion leaders, radiologists, and hospital system personnel

Commercial use

U.S. Go-to-Market strategy

Our U.S. go to market strategy is comprised of three primary components:

- Customer Targeting
- Building a Sales Team
- Using a Hybrid Business Model

Customer Targeting

01 Type of medical facility



Imaging Center



Orthopedic Clinic



Urgent Care



Skilled Nursing Facilities

Customer Targeting

02 Current imaging capabilities



7 -15 studies per day

Customer Targeting

03 **Geographic location, namely rural vs. urban**

Leveraging CT & SNF / FSED / UC density and Medicare enrollment, the Atlantic region may offer strong opportunity for TS; cluster targeting may support efficient Nanox commercial resource utilization.


Cluster 1:
New England
Cluster 2:
Middle Atlantic

Nanox. ARC U.S. Professional Network


Finance & Billing
Marketing
Installation
Services
Sale Representatives
Clinical & Medical Affairs
Training
US
USARAD Network
Legal & Regulatory Affairs
Maintenance & Customer Support
Channel Partners
Sales
Corporate Resources

Holistic Customer Support

NANOX ISRAEL

Nanox.ARC Call Center (Global) →

NANOX USA

- 626 Activity Alignment
- Escalation Specialist
- Reporting & Follow-up

→

Nanox.ARC Status Tracking; logging, scans, errors, maintenance indications ←

626

→ **Installation**

- Site Readiness
- Equipment Transport
- Installation & Calibration
- Customer ATP

→ **On-site Training**

- Technical Integration support
- 626 Image Academy Training & Demonstration Bay

→ **Customer Support & Maintenance**

- 24-7 Customer Support
- Spare Parts Management
- Preemptive, Preventative
- CRM reporting

Potential Future Sales & Distribution Partner

626 Image Academy







U.S. Business Model

MSAAS

Per scan
$30

Scans
7 -15 per day

CAPEX and Hybrid, with financing

Per System



Ofir Koren
General Manager, ARC Division

- Global Commercialization
- Regulatory Pathway

NANOX

Deployment


USA
Ghana
Morocco
RABIN MEDICAL CENTER
BEILINSON • HASHARON
SHAMIR MEDICAL CENTER
Israel
Nigeria

GCCS – Nanox's Global Control Center System


NANOX
Ofir Koren
Admin
My Entities: 5 Distributors 5 Sites 5 Arcs
Nanox - Global 4 Arcs
Nanox Service Provider
Nanox - USA 1 Arc
Nanox USA
Insights
Filters
NORTH AMERICA
ASIA
AFRICA
SOUTH AMERICA
OCEANIA
ENG
2:05 PM
11/30/2023

For demonstration purposes only

Live demo on whole body phantom



Regulatory Pathway

	2023			2024		
Current Clearance/approval	U.S.	FDA 510(k)	MSK			
	Israel	AMAR	MSK			
	Ghana	GFDA	Whole Body			
Submitted	EU	CE	Whole Body			
Future submission				U.S.	FDA 510(k)	Chest


CLINICAL
TRIAL

RABIN MEDICAL CENTER
BEILINSON • HASHARON

SHAMIR
MEDICAL
CENTER

Dr. Orit Wimpfheimer
Chief Medical Officer

- Clinical Benefits
- Nanox.AI

NANOX

Tomosynthesis – Place in Medical Imaging

Multiple Modality Thoracic Imaging and Product Comparison



X-ray

Overlapping body structures (2D)

Relatively low dose

Images: 1–2
Reading time: 110±30 sec
Dose: 0.04-0.1 mSv



Tomosynthesis

Partially **overlapping anatomy**

Relatively **low dose**

Images: 30–60
Reading time: 220±40 sec
Dose: 0.1-0.2 mSv



CT

Body structures separated

Relatively high dose

Images: Hundreds
Reading time: 600±150 sec
Dose: CT >2mSv LDCT 1-1.5 mSv

Reference doses and time figures from (Quaia et al., 2012), (Mirzai et al., 2020), (Gomi et al., 2012)

Tomosynthesis Clinical Benefits

The MSK applications of tomosynthesis compared to X-ray:

- **Improved visualization** of occult bone fractures
- **Delineate complex anatomic structures**
- **Decreased interference from cast**
- **Decreased effect of metal artifacts** (Compared with CT)
- **Visualize degenerative and inflammatory arthritis**

Right Hand


Radiograph


Nanox.ARC
Tomosynthesis

(Healthy volunteer)

SHAMIR MEDICAL CENTER

Image was taken under Helsinki permit to conduct a clinical study in Israel, using our multisource Nanox.ARC system, 2023. Image courtesy of Shamir Medical Center

Left wrist with cast


L
Radiograph


Nanox.ARC
Tomosynthesis

(Healthy volunteer)

SHAMIR MEDICAL CENTER Image was taken under Helsinki permit to conduct a clinical study in Israel, using our multisource Nanox.ARC system, 2023. Image courtesy of Shamir Medical Center

Pelvis with sclerotic lesion


R
Radiograph


Nanox.ARC
Tomosynthesis

(Healthy volunteer)

SHAMIR MEDICAL CENTER

Image was taken under Helsinki permit to conduct a clinical study in Israel, using our multisource Nanox.ARC system, 2023. Image courtesy of Shamir Medical Center

Ankle fracture with cast


31/12/1975 M
CR_MIYUN
7894
Ankle, AP, radiologic examination
Radiograph


Im: 52/70
Se: 1
. Nan-01-035
06372
23/10/2023 M
1T_wide
R: 180°
Nanox.ARC
Tomosynthesis

Pelvis with fracture and metastases



Radiograph


Im: 27/60
Se: 1
R: 180°
X: 903 Y: 995 Val: 14884
WL: 14756 WW: 1425

Nanox.ARC
Tomosynthesis

Thoracic spine and rib cage


L
Radiograph


Nanox.ARC
Tomosynthesis

(Healthy volunteer)

SHAMIR MEDICAL CENTER

Image was taken under Helsinki permit to conduct a clinical study in Israel, using our multisource Nanox.ARC system, 2023. Image courtesy of Shamir Medical Center

Tomosynthesis Clinical Benefits

Enhanced visualization to inform clinical decisions

Reduced super-imposition of normal structures may reduce false positives and help with problem solving

- **Improved visualization** of subtle findings
- **Improved detail and sensitivity** enables characterization of findings (size, borders, etc.)

Additional depth views for added information and faster diagnosis

Expedited diagnosis means faster treatment

Covered Procedure



CPT® Code 76100

Payment range $88-$109 (CMS)

Higher reimbursement on top of radiography

Flexible Business Model

We intend to use a hybrid approach combining a usage based MSaaS model with and a CapEx model to help promote adoption, based on different segments

Value Proposition for Nanox.ARC

Nanox.ARC is an FDA-cleared digital multi-source 3D tomosynthesis imaging system, providing advanced radiographic visualization to enhance your practice.
Nanox.ARC unlocks significant value for medical practices, providers, and their patients.

- **Affordable, advanced digital imaging solution** with a **flexible business model** including pay-per-use and no upfront capital purchase
- Tomosynthesis enhances anatomy visualization and reduces the super-imposition of structures
- **Retain patients within your facility** with more comprehensive and faster clinical care

Value Proposition for Nanox.ARC

Nanox.ARC is an FDA-cleared digital multi-source 3D tomosynthesis imaging system, providing advanced radiographic visualization to enhance your practice.
Nanox.ARC unlocks significant value for medical practices, providers, and their patients.

- **Leverage existing payer coverage** with higher reimbursement on top of radiology: CPT Code 76100
- **Opportunity to expand revenue stream at your facility** via an immediate new revenue source
- **Future-ready: Nanox.ARC and Nanox.CLOUD are flexible, modular, scalable, and ready to easily add future capabilities;** future regulatory clearances unlock new clinical indications for use in your practice

Nanox.AI



SCCT2023
July 27 - 30 | Boston

RABIN MEDICAL CENTER
BEILINSON • HASHARON
CLALIT

"We have implemented NanoxAI HealthCCS solution in our HMO owned (Clalit) teaching hospital and **have seen great value in identifying new patients with high calcium on chest CT scans.** Even in a preventive oriented population as the one we have in our organization **we were impressed with the number of unknown patients suffering from CVD.**"



Prof. Ashraf Hamdan, MD

Head of cardiovascular imaging,
Rabin medical center


NANOX AI

Assessment of Coronary Artery Calcification on Non-Gated Conventional CT Scans

Using Artificial Intelligence Integration

Awosat J, Abitbol M1, Tamir S, Hermann D, Hudadi N, Shiyovich A, Aviv Y, Wiesmann M, Kheifets M, Gurevitz C, Rotholz A, Shafir G, Kimmel Y, Nachmias K, Mizrahi N, Kornowski R, Hamdan A
1 **Rabin Medical Center**, Department of Cardiology | 2 **Rabin Medical Center**, Department of Radiology, Petach Tikva | **Tel Aviv University**, Israel | 3 **Nanox AI**, Shfayim, Isreal

Background

- **Coronary Artery Calcification** (CAC) is a widely used method for evaluating the extent of coronary artery disease.
- Recent advancements in **Artificial Intelligence** (AI) technology have led to the development of an automatic CAC scoring software applied on standart chest CT scans.
- **The objective** of this study was to assess **the impact of AI-based CAC**

Methods

- We used the **Nanox AI HealthCCSng** (FDA cleared) software to estimate CCS from non-gated, non-contrast chest CT scans. Qualitative assessment was performed by two radiologists **who reviewed each case** and adjudicated any **categorization provided by the software.**
- Patients were categorized by CCS into three groups: **Low calcium score** (CAC 0-99), **Moderate calcium score** (CAC 100-399), and **Severe calcium score** (CAC > 400). Patients with prior myocardial infarction, coronary intervention, coronary artery bypass graft, and metal artifacts were excluded.

Results

- **436 consecutive patients** undergoing chest CT between January and July 2023 were enrolled in the study. **110 patients** were excluded (78 without access to medical history and 32 who had died), while **101 out of 326 patients (31%) had a Severe CAC** score, **88 patients (27%) had a Moderate CAC** score, and **137 patients (42%) had a Low CAC** score (Figure).
- Patients with **High CAC** scores **were referred to specialized preventive cardiology clinics** for further evaluation and treatment, while patients with **Low and Moderate CAC** scores were referred to **Primary Care Physician** for further evaluation and optimization of **medical therapy**.

Conclusions

- This ongoing study indicates that CAC quantification using **the Nanox AI HealthCCSng** software on routinely performed chest CT scans can identify patients **who may benefit from preventive cardiology services.**
- Through the use of the **Nanox.AI software** we were able identify **101 (31%) new patients with Severe** Coronary Artery Calcium who were previously unknown to the health system and were scheduled to visit the preventive cardiology clinic.

436
Patients met inclusion criteria
(Non-ECG gated and non-contrast chest CT)
110
Patients were excluded
*78 Patients without access to medical history
*32 Patients had died
326
100%
Patients were included
137
42%
Patients with LOW CAC result
88
27%
Patients with MODERATE CAC result
101
31%
Patients with SEVERE CAC result
Primary Care Physician
Outpatient Preventive Cardiology Clinic


436
Patients met inclusion criteria
(Non-ECG gated and non-contrast chest CT)
110
Patients were excluded
*78 Patients without access to medical history.
*32 Patients had died.
326
100%
Patients were included
137
42%
Patients with LOW CAC result (Calcium Score 0-99)
88
27%
Patients with MODERATE CAC result (Calcium Score 100-399)
101
31%
Patients with SEVERE CAC result (Calcium Score >400)
Primary Care Physician
60 'high' CAC patients already scheduled to visit the preventive cardiology clinic

Of the 326 patients that were validated by radiology with available cardiac history,

27% newly identified patients with moderate coronary artery calcium were directed to PCP

31% newly identified patients with severe coronary artery calcium were directed to the outpatient preventive cardiology unit

Population Health Empower Medical Imaging


An AI system that diagnoses heart conditions before they occur:
00:04.31

Nanox.AI and Spectrum Health

Putting preventive healthcare into practice
January – September 2023; **2,441 new CVD patients**

Spectrum Health

16,170 non-contrast chest CT

Medium + High CAC: **6,641** (41%)

Results added to report:
3,894 (58.6%)

Unknown CVD:

(62.7%)
2,441

"We have successfully integrated the NanoxAI HealthCCS solution into our IDN, and we've recognized its significant value in identifying new patients with medium and high calcium levels on chest CT scans"



Dr. Langholz, M.D., FACC FASE

Frederick Meijer Heart and Vascular Institute Spectrum Health, Grand Rapids, MI Clinical Professor, MSU School of Medicine

*8 months, including ramp up

Erez Meltzer
Chief Executive Officer

Innovation

NANOX

Nanox.CONNECT


NANOX
CONNECT
NANOX
CONNECT

Clinical Care Workflow and Connectivity


Data Monetization
Modality (DX, ARC)
AI service
Nanox. CLOUD
Nanox. MARKETPLACE
Patient, referring physician,
radiologist, technician, front desk
Teleradiology service

Patient Results

Results available for imaging facility, referring physician and patient

PACS & EMR

Radiology rand AI reports sent to PACS and EMR

Radiologist workstation

Findings are reviewed by radiologists and added to the radiology report

Real-Life Circumstances in Morocco







Connect System – Bridging the Gap




NANOX
CONNECT

NANOX
CONNECT


app.powerbi.com/groups/me/apps/31d772c9-73a7-425a-be2c-13a42348a876/reports/2124fb37-c288-483b-ae04-df18c22c016f/ReportSection014b45...
connect_monitoring_v2
Search
File
Share
Export
Chat in Teams
Get insights
Subscribe to report
NANOX Connect
7/1/2023
9/6/2023
Custom
Today
Last 7 days
Last 30 days
WTD
MTD
Selected Period: 07/01/2023 - 09/06/2023
Studies Summary
Distributor
Total Acquired
Uploaded
1501 437
851 310
851 310
650 127
650 127
27 24
27 24
Total 1528 461
Studies by Body Part
1K (91.6%)
0K (0.5%)
0K (3.3%)
Chest AP
Emergency
Knee AP
Hand AP
Shoulder AP
Ankle AP
Elbow AP
Foot AP
Microsoft Bing
© 2023 TomTom
Before Acquisition
After Acquisition
Misc
Machine Scheduled Reserved Acquired Unscheduled Emergency Studies Emergency Images Sent to Cloud Uploaded Deleted Has Error
NC2 22 27 3 1 3 26 24 6
NC6 587 650 14 49 95 649 127 32
NC7 844 851 7 851 310 84
Histograph - Total Scheduled
600
400
200
0
577
Aug 2023
Sep 2023

Jim Dara
GM Source & Services & Head of Nanox USA

- Source & Services
- OEM

NANOX

Source and Services

Source: Nanox Emitter

- Identify and launch additional sources for Nanox chips and enabled tubes
- Generate awareness and demand for Nanox technologies across multiple industries
- Develop next generation solutions based upon our novel technologies





Services: Teleradiology

- Provide around the clock access to U.S. Board Certified radiologists
- Utilize FDA approved AI algorithms to improve productivity and reading accuracy
- Educate the benefits of Nanox.ARC DTS and support Nanox.ARC deployments with DTS trained radiologists
- Leverage existing customers and partners to successfully expand Nanox.ARC deployments



Nanox.Source Benefits

Partner feedback:

- High current density > 1 A per cm^2
- Stable emission
- Flexible emitter activation
- Focal Spot flexibility
- Low gate voltage compared to CNT
- Ultra-fast X-ray switching: < 1µs
- Smaller footprint





New Business Development Tool

Not all entities have the internal expertise and equipment to assess Nanox technologies at the chip level

- Nanox DEMO Includes the necessary hardware, software and certifications to activate our chip & tube
- Allows for seamless pc connection and variable Kv, mA, ms recipe activation and pulse sequencing
- Scheduled to begin delivery to select partners in Q1 2024
- Queue of medical, industrial inspection and security companies scheduled for delivery throughout 2024


Plug and Play
NANOX DEMO
Main
LOG
SETTINGS
SET
KV
mA
mS
30
14.75
123.50
HV ON
OFF
X-RAY
OFF
E-STOP
READ
GATE
PULSE
DISP
HV ON
TEMP
INTLCK
Read User Manual
Interface port disconnected

Varex Strategic Relationship



Tube Development & Production



Nanox.ARC System Integration


Emitter

New Application Development

VAREX IMAGING

- Varex HQ October Kickoff
- Tube Development & Prototyping
- Regulatory
- Production

- Nanox.ARC Delivery
- Testing Protocol
- Production Testing Protocol

- Future Nanox.ARC
- Novel Applications
- Modified Emitter Planning

Additional Partnerships

After completing their own assessments of Nanox.SOURCE emitters:

Industrial

Having completed tube prototype development utilizing our emitter, we expect execution of a formal tube supply agreement with an industrial & medical imaging equipment manufacturer in the near future

Security

After acquiring and testing our emitters, a U.S. government agency is advancing with the acquisition of Nanox tubes for further testing and exploration towards collaboration on a new application.

Medical

After completing a formal technical assessment project around our emitters, a leading global medical technology company has purchased Nanox.SOURCE emitters for application development purposes.

Ran Daniel
Chief Financial Officer

Financial Highlights

NANOX

Q3/23 Financial Highlights

$95.6 M
Cash and CE as of 9/30/23

164
Worldwide Full Time Employees

$45.1M
PP&E

$2.5M
(Q3/23)
Revenue

67.3M
Fully Diluted Shares Outstanding

Erez Meltzer
Chief Executive Officer

Closing Remarks

NANOX

2024 Focus

- Commercial acceleration
- Business integration
- U.S ramp - up
- Regulation progress

Leading the Nanox IMPACT

From Predictive to Preventive



Q&A Session

NANOX

Thank You!

NANOX